UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

Transocean Ltd.

(Name of Issuer)

Shares, par value CHF 0.10 per share

(Title of Class of Securities)

H8817H100

(CUSIP Number)

c/o Daniel Ro-Trock

Transocean Ltd.

Turmstrasse 30

6312 Steinhuasen

Switzerland CH-6312

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H8817H100
1	Names of Reporting Persons Frederik W. Mohn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO(1)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Norway
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 43,856(2)
	8	Shared Voting Power 67,696,498(2)
	9	Sole Dispositive Power 43,856(2)
	10	Shared Dispositive Power 67,696,498(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,740,354(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row 11 Approximately 10.4%(3)
14	Type of Reporting Person (See Instructions) IN

(1)	See Item 3 for additional information.

(2)

Consists of (a) 22,148 Shares and 18,000 Shares issuable upon the exchange of $185,000 aggregate principal amount of 0.5% Exchangeable Bonds (which are exchangeable into Shares at the applicable initial exchange rate), in each case individually owned by Mr. Mohn, (b) 2,054 Shares and 1,654 Shares issuable upon the exchange of $17,000 aggregate principal amount of 0.5% Exchangeable Bonds (which are exchangeable into Shares at the applicable initial exchange rate), in each case individually owned by Mr. Mohn’s spouse, and (c) 33,096,351 Shares and 34,600,147 Shares issuable upon exchange of $213,367,000  aggregate principal amount of 2.5% Exchangeable Bonds (which are exchangeable into Shares at the applicable initial exchange rate), in each case held directly by Perestroika (Cyprus) Ltd.

(3)	The percentage is based upon the 614,612,545 Shares outstanding as of July 23, 2020 as disclosed by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2020.

CUSIP No. H8817H100
1	Names of Reporting Persons Perestroika AS
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO(1)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Norway
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 67,696,498(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 67,696,498(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,696,498 (2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 Approximately 10.4%(3)
14	Type of Reporting Person (See Instructions) CO

(1)	See Item 3 for additional information.

(2)	Consists of 33,096,351 Shares and 34,600,147 Shares issuable upon exchange of $213,367,000 aggregate principal amount of 2.5% Exchangeable Bonds (which are exchangeable into Shares at the applicable initial exchange rate), in each case owned by Perestroika (Cyprus) Ltd.

(3)	The percentage is based upon the 614,612,545 Shares outstanding as of July 23, 2020 as disclosed by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2020.

CUSIP No. H8817H100
1	Names of Reporting Persons Perestroika (Cyprus) Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO(1)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 67,696,498(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 67,696,498(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,696,498 (2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row 11 Approximately 10.4%(3)
14	Type of Reporting Person (See Instructions) CO

(1)	See Item 3 for additional information.

(2)	Consists of 33,096,351 Shares and 34,600,147 Shares issuable upon exchange of $213,367,000 aggregate principal amount of 2.5% Exchangeable Bonds (which are exchangeable into Shares at the applicable initial exchange rate).

(3)	The percentage is based upon the 614,612,545 Shares outstanding as of July 23, 2020 as disclosed by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2020.

This Amendment No. 4 to Schedule 13D (this “Amendment”) relates to the shares, par value CHF 0.10 per share (the “Shares”), of Transocean Ltd., a company organized under the laws of Switzerland (the “Issuer”). This Amendment amends the statement on Schedule 13D previously jointly filed by Frederik W. Mohn (“Mr. Mohn”), Perestroika AS, a Norwegian private limited company, Perestroika (Cyprus) Ltd., a Cyprus private limited company and a wholly owned subsidiary of Perestroika (“Perestroika Sub”), with the Securities and Exchange Commission on September 4, 2018, as previously amended (the “Prior Schedule 13D”). As used herein, “Perestroika” refers to Mr. Mohn, Perestroika AS and Perestroika Sub. Unless set forth in this Amendment, all Items are unchanged from the Prior Schedule 13D. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Prior Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Prior Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

2.5% Senior Guaranteed Exchangeable Bonds

On August 14, 2020, the Issuer, Transocean Inc. (“TINC”), a wholly-owned subsidiary of the Issuer, certain subsidiary guarantors and Wells Fargo Bank, National Association entered into an Indenture (the “Indenture”). The Indenture governs the terms of the $237,933,000 aggregate principal amount of 2.5% Senior Guaranteed Exchangeable Bonds due 2027 (the “2.5% Exchangeable Bonds”) Perestroika received in exchange (the "Exchange") for $355,611,000 of TINC’s existing 0.5% Exchangeable Senior Bonds due 2023 (the “0.5% Exchangeable Bonds”). The 2.5% Exchangeable Bonds are exchangeable into Shares at an initial exchange rate of 162.1626 Shares per $1,000 principal amount of 2.5% Exchangeable Bonds.

The New Exchangeable Bonds and Transocean’s Shares issuable upon exchange of the 2.5% Exchangeable Bonds have not been registered under the Securities Act of 1933, as amended, or under any state securities laws and may not be offered or sold without registration under, or an applicable exemption from, the registration requirements.

The description above does not purport to be complete and is qualified in its entirety by the Indenture.

Amendment to Registration Rights Agreement

On August 14, 2020, in connection with the Exchange, Perestroika Sub entered into an amendment with the Issuer and TINC to its existing registration rights agreement, dated January 30, 2018, to reflect, among other things, that the shares issuable upon exchange of the 2.5% Exchangeable Bonds will be subject to registration rights.

The description above does not purport to be complete and is qualified in its entirety by the Amendment to Registration Rights Agreement.

Item 5. Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following:

(a) The aggregate number and percentage of Shares (including Shares issuable upon the exchange of the 0.5% Exchangeable Bonds and the 2.5% Exchangeable Bonds at the applicable initial exchange rate) beneficially owned by the Reporting Persons are as follows (based upon 614,612,545 Shares outstanding as of July 23, 2020 as disclosed by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2020):

(i) Mr. Mohn beneficially owns 67,740,354 Shares, or approximately 10.4%.

(ii) Perestroika AS and Perestroika Sub each beneficially own 67,696,498 Shares, or approximately 10.4%.

(b)

Mr. Mohn has:

(i) sole power to vote or direct the vote of 43,856 Shares;

(ii) shared power to vote or direct the vote of 67,696,498 Shares;

(iii) sole power to dispose or direct the disposition of 43,856 Shares; and

(iv) shared power to dispose or direct the disposition of 67,696,498 Shares.

Perestroika AS and Perestroika Sub each have:

(i) sole power to vote or direct the vote of 0 Shares;

(ii) shared power to vote or direct the vote of 67,696,498 Shares;

(iii) sole power to dispose or direct the disposition of 0 Shares; and

(iv) shared power to dispose or direct the disposition of 67,696,498 Shares.

(c) Except as described in Item 3 of the Prior Schedule 13D as amended by this Amendment, there have been no reportable transactions with respect to the Shares within the last 60 days by the Reporting Persons.

(d) Except as set forth herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares and Exchangeable Bonds beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Materials to be Filed as Exhibits

4.1	Indenture, dated as of August 14, 2020 by and among Transocean Inc., the guarantors and Wells Fargo Bank, National Association filed as Exhibit 4.1 to Transocean’s Ltd.’s Current Report on Form 8-K (Commission File No. 001-38373) filed on August 14, 2020.

4.2	Amendment to Registration Rights Agreement, dated as of August 14, 2020, by and among Transocean Ltd., Transocean Inc. and the holders filed as Exhibit 4.2 to Transocean’s Ltd.’s Current Report on Form 8-K (Commission File No. 001-38373) filed on August 14, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 18, 2020

FREDERIK W. MOHN
/s/ Frederik W. Mohn

PERESTROIKA AS
By:	/s/ Frederik W. Mohn
Name: Frederik W. Mohn
Title: Chairman and Sole Director

PERESTROIKA (CYPRUS) LTD.
By:	/s/ Frederik W. Mohn
Name: Frederik W. Mohn
Title: Director